Conceptus, Inc.

331 East Evelyn Avenue

Mountain View, CA 94041

September 14, 2007

Mr. Brian Cascio

Ms. Kristin Lochhead

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 6010

Washington, D.C. 20549-6010

Re: Conceptus, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the fiscal quarter ended June 30, 2007
File No. 000-27596

Dear Mr. Cascio and Ms. Lochhead:

We are writing to you (the “Staff”) in regards to your letter dated September 5, 2007, in which the Staff provided an additional comment related to the above-referenced filings of Conceptus, Inc. (the “Company”). For ease of review, we have set forth below the comment of your letter and the Company’s response to each bullet point thereto.

Form 10-Q for the fiscal quarter ended June 30, 2007

Condensed Consolidated Financial Statements

Note 10. Commitments and Contingencies, page 11:

1.)                                We reference prior comment two in our letter dated June 29, 2007.  Please respond to the following comments regarding the amended Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS.

•                  Tell us whether the agreements identify the Essure price increase as a component of the purchase price for Conceptus SAS. Please discuss in further detail the underlying business reasons for the price increase for the Essure product and the relationship between the product price increase and the proposed purchase price for Conceptus SAS.

Response:  In response to the Staff’s comment, the Company advises the Staff that the agreements do not identify the Essure price increase as a component of the purchase price for Conceptus SAS. The purchase price for Conceptus SAS under the amended Share Purchase and Call Option Agreement is unchanged from the purchase price under the original agreement. The purchase price for Conceptus SAS is determined based on a pre-determined multiple of Conceptus SAS revenues.  Therefore, there is no relationship between the Essure price increase and the proposed purchase price for Conceptus SAS as the price increase only decreases Conceptus SAS gross profits and does not affect Conceptus SAS revenues.

The business reasons for the price increase for the Essure product are (1) The price increase is more comparable to the price charged to other distributors (2) The former Distributor Agreement pricing was determined on the basis that costs for the Essure product would be less at this point in time than current costs and (3) The price increase improves the cash flow of the Company through collections of higher receivable balances. In addition, the amended Share Purchase and Call Option Agreement and Distribution Agreement with Conceptus SAS agreed for the Company to not acquire Conceptus SAS in 2007.  By entering into this arrangement with the Company, Conceptus SAS can increase their acquisition value by growing their revenues in 2007 regardless of the Essure price increase.

•                  Clarify how you will account for the accrued liability if the closing conditions are not met and the acquisition is not consummated.

Response: In response to the Staff’s comment, the Company advises the Staff that if the closing conditions are not met and the acquisition is not consummated the Company will account for the liability resulting from the increase in sales prices of Essure as an increase to other income at the expiration of the Call Option period.

•                  Tell us whether there is any requirement to repay the additional purchase price to Conceptus SAS if the acquisition is not consummated.

Response: In response to the Staff’s comment, the Company advises the Staff that there is no requirement or intention to repay the amount resulting from the increase in sales price of Essure to Conceptus SAS if the acquisition is not consummated.

* * *

In connection with the Company’s responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 962-4039 or by fax at (650) 691-4724 should you have further questions.

Sincerely,

CONCEPTUS, INC.

/S/ Gregory E. Lichtwardt

Gregory E. Lichtwardt
Executive Vice President, Treasurer and
Chief Financial Officer